 Exhibit 99.1

Inspira Technologies Aligns Executive Team Amid Corporate Structuring Initiatives

RA’ANANA, Israel, May 27, 2025 – Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira” or the “Company”), a pioneering company in advanced respiratory support and diagnostic systems, today announced an evolution in its executive structure that reflects recent internal assessments and long-term strategic alignment efforts.

Mr. Joe Hayon, Co-Founder and President of Inspira, will be stepping down from his operational role as President of Inspira, and will continue to serve as an active Board member. The decision not to appoint a successor to the President role signals a streamlined leadership framework aimed at reinforcing operational clarity and strategic flexibility as the Company enters a new chapter.

“After years of operational leadership, I believe this is the right moment to step back from day-to-day responsibilities at Inspira,” said Mr. Hayon. “From the perspective of a Board member, I remain committed to supporting the Company’s strategic vision during what promises to be a pivotal phase.”

CEO Dagi Ben-Noon commented: “Joe has been foundational to the Company’s growth. His continued involvement at the strategic level comes at a time when we are aligning core assets and leadership with larger structural objectives.”

While the transition is not expected to impact ongoing operations or research and development timelines, it follows a sequence of internal actions designed to enhance institutional readiness and positioning amid a rapidly evolving external landscape.

Inspira continues to advance its portfolio of proprietary respiratory technologies, positioning itself at the intersection of innovation and unmet global need. The Company’s strengthened strategic posture – alongside a refined governance structure – is aligned with an overarching goal: unlocking long-term value in a landscape increasingly shaped by consolidation and cross-sector synergies.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. FDA (Food and Drug Administration)-cleared INSPIRA ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the US, and serves as a regulatory foundation for the development of the INSPIRA ART500 — a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring.

With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the critical care and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships.

For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that the changes in management reflects recent internal assessments and long-term strategic alignment efforts, that the transition is not expected to impact ongoing operations or research and development timelines and that its strengthened strategic posture is aligned with an overarching goal of unlocking long-term value in a landscape increasingly shaped by consolidation and cross-sector synergies. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485